# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inspirato Inc, CIK 0001820566
CUSIP: 45791E206
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1544 WAZEE STREET, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 12/17/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-25-002078
Filed by CIK 0002014854
Persons authorized to receive notices and communications: RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Stoney Lonesome HF LP (CIK 0002014854): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 333,271; sole dispositive power 0; shared dispositive power 333,271; aggregate amount beneficially owned 333,271 (2.6% of the class)
- COGHILL CAPITAL MANAGEMENT LLC (CIK 0001162675): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 333,271; sole dispositive power 0; shared dispositive power 333,271; aggregate amount beneficially owned 333,271 (2.6% of the class)
- Drake Helix Holdings, LLC (CIK 0002077865): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: working capital (WC); sole voting power 0; shared voting power 36,000; sole dispositive power 0; shared dispositive power 36,000; aggregate amount beneficially owned 36,000 (0.3% of the class)
- CDC Financial, Inc. (CIK 0002077836): type of reporting person: corporation (CO); citizenship or place of organization: Illinois (IL); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 369,271; sole dispositive power 0; shared dispositive power 369,271; aggregate amount beneficially owned 369,271 (2.9% of the class)
- COGHILL CLINT D (CIK 0001235155): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 369,271; sole dispositive power 0; shared dispositive power 369,271; aggregate amount beneficially owned 369,271 (2.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: Inspirato Inc
Address of issuer's principal executive offices: 1544 WAZEE STREET, DENVER, Colorado (CO), 80202

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Stoney Lonesome and Drake Helix were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 333,271 Shares directly owned by Stoney Lonesome is approximately $1,398,505, including brokerage commissions. The aggregate purchase price of the 36,000 Shares directly owned by Drake Helix is approximately $121,947, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 12,629,500 Shares outstanding as of October 31, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.

As of the date hereof, Stoney Lonesome directly beneficially owned 333,271 Shares, constituting approximately 2.6% of the Shares outstanding. CCM, as the general partner of Stoney Lonesome, may be deemed the beneficial owner of the 333,271 Shares directly owned by Stoney Lonesome, constituting approximately 2.6% of the Shares outstanding.

As of the date hereof, Drake Helix directly beneficially owned 36,000 Shares, constituting approximately 0.3% of the Shares outstanding.

CDC Financial, as the managing member of each of CCM and Drake Helix, may be deemed the beneficial owner of the (i) 333,271 Shares directly owned by Stoney Lonesome and (ii) 36,000 Shares directly owned by Drake Helix, constituting approximately 2.9% of the Shares outstanding. Mr. Coghill, as the President and sole shareholder of CDC Financial, may be deemed the beneficial owner of the (i) 333,271 Shares directly owned by Stoney Lonesome and (ii) 36,000 Shares directly owned by Drake Helix, constituting approximately 2.9% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Except as otherwise set forth herein, there have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days. On December 17, 2025, Stoney Lonesome sold an aggregate of 300,000 Shares at a weighted average price of $4.1706 per Share in multiple transactions at prices ranging from $4.1700 to $4.1900, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of securities sold at each separate price. All of such transactions were effected in the open market.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of December 17, 2025, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

## Signatures
- Stoney Lonesome HF LP: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder of the managing member of its general partner (12/17/2025)
- COGHILL CAPITAL MANAGEMENT LLC: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder of its managing member (12/17/2025)
- Drake Helix Holdings, LLC: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder of its managing member (12/17/2025)
- CDC Financial, Inc.: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder (12/17/2025)
- COGHILL CLINT D: /s/ Clint D. Coghill, Clint D. Coghill (12/17/2025)